(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS Q4 AND FULL YEAR 2022 OPERATING AND FINANCIAL RESULTS

Vancouver, British Columbia, March 28, 2023 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) reports fourth quarter ("Q4") and full year 2022 operating and financial results for the Company and the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Limited ("Gold Fields") (JSE, NYSE: GFI) which is managed and operated by Galiano. All financial information contained in this news release is reported in US$.

Asanko Gold Mine JV Key Metrics (100% basis):

  Safety: 2022 saw a very strong safety performance with no lost-time injuries ("LTI") nor total recordable injuries ("TRI") recorded during the quarter, resulting in 12-month rolling LTI and TRI frequency rates of 0.00 and 0.15 per million employee hours worked, respectively. However, the fatal accident announced on February 6, 2023, demonstrates that we must maintain our focus on all safety processes at the AGM given a fundamental goal of the Company is to create and maintain Zero Harm operations.

  Improved long-term outlook: Reported the results of an independent National Instrument 43-101 ("NI 43-101") Feasibility Study report ("Independent FS"), which includes the reinstatement of Mineral Reserves at the AGM. The reinstated Mineral Reserve and updated Mineral Resource estimates, underpinning the Independent FS, were led by SRK Consulting (Canada) Inc. The Mineral Reserve estimate forms the basis of a revised life-of-mine ("LOM") plan at the AGM, encompassing 4 main open-pit mining areas: Abore, Miradani North, Nkran and Esaase, and 2 satellite deposits: Dynamite Hill and Adubiaso. The Company published the details of the new LOM plan on March 28, 2023 in a report titled "NI 43-101 Technical Report and Feasibility Study for Asanko Gold Mine, Ghana" with an effective date of December 31, 2022 (collectively the "2023 Technical Report"). Key highlights from the 2023 Technical Report include:

➢ Robust mine economics: $343 million after-tax net present value at a 5% discount rate (“NPV5%“) and $478 million pre-tax NPV5%, applying a $1,700 per ounce (“/oz”) gold price.

➢ Low cash costs: $905/oz average total cash costs1 and $1,143/oz average all-in-sustaining costs1 ("AISC") over the LOM.

➢ Increased production profile: annual average gold production of 254,000 ounces from 2025 to 2030, inclusive, and LOM average annual production of 217,000 ounces per year.

➢ Mining to recommence in 2023: mining contractors expected to be in operation at Abore during the fourth quarter.

1 See "Non-IFRS Performance Measures"

  Production performance: Gold production of 34,090 ounces during the fourth quarter and annual gold production of 170,342 ounces, achieving the upper end of revised guidance of 160,000 to 170,000 ounces.

  Milling performance: Achieved milling throughput of 5.8 million tonnes ("Mt") of material at a grade of 1.1 g/t during the year. Metallurgical recovery averaged 80% for the year, which was lower than prior years due to lower realized recoveries from Esaase in the first quarter and processing of lower grade stockpiles during the balance of 2022.

  Cost performance and cash flow: Total cash costs1 of $1,157/oz and AISC1 of $1,346/oz for the year ended December 31, 2022. Additionally, the JV generated positive cash flows from operations of $75.5 million and free cash flow1 of $43.8 million during the year. Total cash costs1 and AISC1 for Q4 2022 were $1,031/oz and $1,191/oz, respectively.

  Financial performance: Gold revenue of $296.5 million generated from 167,849 gold ounces sold at an average realized price of $1,767/oz for the year. Net income after tax of $103.2 million during the year, which included an impairment reversal on mineral properties of $63.2 million, and Adjusted EBITDA1 of $79.2 million.

  Exploration success: Completed extensive infill drilling at Esaase, Miradani North, Abore, Midras and Nkran, the results of which were incorporated into the Independent FS, which saw a 21% increase in total Measured and Indicated ounces (after depletion) and a 251% increase in total Inferred ounces compared to the previous estimates dated February 28, 2022. Furthermore, an extensive exploration drill program was completed with positive results at Nkran, intercepting several high-grade intervals within and below the resource shell, in addition to the first phase of testing the underground potential of the deposit.

  Robust liquidity: $91.3 million in cash and cash equivalents, $3.6 million in gold on hand, $2.7 million in gold sales receivables and no debt as of December 31, 2022.

  2023 guidance: The AGM is expected to produce between 100,000 to 120,000 ounces at AISC1 guidance of between $1,900/oz to $1,975/oz. AISC1 is anticipated to be elevated in 2023 primarily due to waste stripping necessary to restart mining at Abore, which will benefit future years production, as well as higher expenditures on the tailings storage facility ("TSF").

Galiano Gold Highlights:

  Stable balance sheet: Cash and cash equivalents of $56.1 million and $1.7 million in receivables as at December 31, 2022, while remaining debt-free.
  Positive earnings: Net income after tax of $40.8 million or $0.18 per common share during the year, which included the Company's share of the JV's net earnings for the year.
  Generative exploration: During the quarter, the Company initiated a Phase 1 drilling program on its wholly owned Asumura property on the Sefwi gold belt in Ghana, consisting of 95 planned drill holes designed to test for gold mineralization along two interpreted structural trends with coincident surface gold anomalies identified through soil sampling. As of December 31, 2022, 12 holes have been completed with 30 additional holes in progress.

"In the fourth quarter, the AGM had yet another strong financial and operating period. Despite the anticipated lower grades being processed, the stockpiles continued to generate cash to further strengthen the AGM's balance sheet, building a solid foundation to fund the next stage of development at the AGM," stated Matt Badylak, Galiano's President and Chief Executive Officer. "With the independent feasibility study now complete and Mineral Reserves reinstated for the AGM, our focus as the JV operators will now shift to optimizing the life of mine plan to enhance the project's economics, and restart mining as soon as possible, currently expected during the fourth quarter of this year. I am also very encouraged with the continued exploration success achieved in 2022 and the advancement of further exploration work on the highly prospective Asankrangwa gold belt.

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Additionally, at the corporate level, our balance sheet remains debt free with more than $55 million of cash, and we are excited to have commenced a drilling program at our 100% owned Asumura property on the Sefwi gold belt in Ghana."

Asanko Gold Mine - Summary of quarterly operational and financial highlights (100% basis)

Asanko Gold Mine (100% basis)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Ore mined ('000t)	-	144	675	1,075	1,623
Waste mined ('000t)	-	107	1,320	5,279	8,752
Total mined ('000t)	-	251	1,995	6,354	10,375
Strip ratio (W:O)	-	0.7	2.0	4.9	5.4
Average gold grade mined (g/t)	-	1.8	1.6	1.3	1.2
Mining cost ($/t mined)	-	25.27	8.30	4.64	3.75
Ore transportation from Esaase ('000 t)	503	699	901	1,304	1,264
Ore transportation cost ($/t trucked)	6.19	6.55	6.19	5.82	6.13
Ore milled ('000t)	1,518	1,423	1,406	1,482	1,472
Average mill head grade (g/t)	0.8	1.1	1.3	1.3	1.2
Average recovery rate (%)	80	88	84	69	91
Processing cost ($/t milled)	10.06	10.45	10.40	9.46	10.07
G&A cost ($/t milled)	4.20	4.89	5.40	6.17	5.86
Gold produced (oz)	34,090	43,899	50,010	42,343	50,278
Gold sales (oz)	34,202	45,482	46,236	41,929	51,368
Average realized gold price ($/oz)	1,686	1,687	1,832	1,846	1,771
Total cash costs[1] ($/oz)	1,031	1,001	1,218	1,361	1,257
All-in sustaining costs[1] ($/oz)	1,191	1,178	1,431	1,559	1,539
All-in sustaining margin[1] ($/oz)	495	509	401	287	232
All-in sustaining margin[1] ($m)	16.9	23.2	18.5	12.0	11.9
Revenue ($m)	57.8	76.9	84.9	77.5	91.1
Income (loss) from mine operations ($m)	19.2	25.7	16.2	10.6	(8.9)
Adjusted net income (loss) after tax [1] ($m)	19.6	17.3	13.7	7.4	(11.4)
Cash provided by operating activities ($m)	11.1	26.1	34.3	3.9	14.0
Free cash flow[1] ($m)	5.5	16.3	25.3	(3.4)	(3.6)

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Asanko Gold Mine - Financial and operational highlights for the three months and years ended December 31, 2022 and 2021 (100% basis)

	Three months ended December 31,		Year ended December 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2022	2021	2022	2021
Asanko Gold Mine (100% basis)
Financial results
Revenue	57,808	91,075	297,136	382,380
Income (loss) from mine operations	19,167	(8,949)	71,653	58,026
Net income (loss) after tax	83,712	(164,575)	103,223	(114,472)
Adjusted net income (loss) after tax[1]	19,627	(11,411)	58,058	38,692
Adjusted EBITDA[1]	22,810	1,595	79,248	76,712

Cash and cash equivalents	91,271	49,211	91,271	49,211
Cash generated from operating activi ties	11,135	13,953	75,479	86,602
Free cash flow[1]	5,528	(3,617)	43,780	25,921
AISC margin[1]	16,930	11,917	70,664	72,602

Key mine performance data
Gold produced (ounces)	34,090	50,278	170,342	210,241
Gold sold (ounces)	34,202	51,368	167,849	216,076

Average realized gold price ($/oz)	1,686	1,771	1,767	1,767

Total cash costs ($ per gold ounce sold)[1]	1,031	1,257	1,157	1,177
All -in sustaining costs ($ per gold ounce sold)[1]	1,191	1,539	1,346	1,431

  The AGM produced 34,090 ounces of gold during Q4 2022, as the processing plant achieved milling throughput of 1.5Mt of material processed at a grade of 0.8g/t. The mill feed was sourced entirely from existing lower grade stockpiles.

  Produced 170,342 ounces of gold in 2022, achieving the upper end of revised 2022 production guidance of 160,000‐170,000 ounces as stockpile grades performed better than expected.

  Sold 34,202 ounces of gold in Q4 2022 at an average realized gold price of $1,686/oz for total revenue of $57.8 million (including $0.1 million of by-product silver revenue), a decrease of $33.3 million from Q4 2021. The decrease in revenue quarter-on-quarter was a function of a 33% reduction in sales volumes and a 5% decrease in realized gold prices relative to Q4 2021.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $38.6 million in Q4 2022, a decrease of $61.4 million from Q4 2021. The decrease in cost of sales was primarily due to 33% fewer gold ounces sold and processing material that had no carrying value for accounting purposes. Labour costs were also lower in Q4 2022 resulting from the restructuring of the AGM's workforce completed in Q1 2022 ($2.6 million decrease). These factors were partly offset by inflationary pressures on key reagents, electricity and other consumables.  Depreciation and depletion expense was also $14.0 million lower in Q4 2022 relative to Q4 2021, due mainly to fewer gold ounces sold.

  Income from mine operations for Q4 2022 totaled $19.2 million compared to a loss from mine operations of $8.9 million in Q4 2021. The increase in income from mine operations was due to a $61.4 million decrease in cost of sales, partly offset by a $33.3 million decrease in revenue (as described above).

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  As a result of the positive results received from the Esaase metallurgical test work (in Q3 2022) and reinstatement of mineral reserves at the AGM as of December 31, 2022, an impairment reversal on mineral properties, plant and equipment of $63.2 million was recorded by the AGM in Q4 2022.

  Reported Adjusted EBITDA1 of $79.2 million in 2022 compared to $76.7 million in 2021.

  Total cash costs1 were $1,031/oz in Q4 2022 compared to $1,257/oz in Q4 2021, an 18% decrease. Although gold sales volumes decreased by 33% in Q4 2022, total cash costs per ounce1 were lower compared to Q4 2021 as a result of lower mining contractor costs and the processing of material that had no carrying value for accounting purposes. In addition, labour costs were lower in Q4 2022 as mentioned above and ore transportation costs were $4.7 million lower due to fewer tonnes trucked to the processing facility. These factors were partly offset by inflationary pressures on key reagents and consumables as previously mentioned.

  AISC1 for Q4 2022 was $1,191/oz compared to $1,539/oz in the comparative period.  AISC1 was lower in the current quarter primarily due to the decrease in total cash costs per ounce1 mentioned above and lower sustaining lease payments ($78/oz decrease) related to the temporary cessation of mining at the end of Q2 2022. General and administrative expenses were also $28/oz lower in Q4 2022 relative to Q4 2021 as a result of the AGM's workforce restructuring previously described.

  The AGM generated $11.1 million of cash flows from operating activities and free cash flow1 of $5.5 million during Q4 2022. This compares to $14.0 million of cash flows from operating activities and negative $3.6 million of free cash flow1 during Q4 2021.  The increase in free cash flow1 was primarily due to higher AISC margin1 and lower capital spend in Q4 2022.

Galiano Gold Inc. - Financial highlights for the three months and years ended December 31, 2022 and 2021

	Three months ended December 31,		Year ended December 31,
(All amounts in 000's of US dollars, except per share amounts)	2022	2021	2022	2021
Galiano Gold Inc.
Net income (loss) after tax	28,500	(91,033)	40,809	(68,883)
Net income (loss) after tax per share	0.13	(0.40)	0.18	(0.31)
Adjusted net (loss) income after tax[1]	(6,010)	(14,478)	6,299	7,672
Adjusted net (loss) income after tax per share[1]	(0.03)	(0.06)	0.03	0.03
Adjusted EBITDA[1]	8,169	344	28,827	28,498
Cash and cash equivalents	56,111	53,521	56,111	53,521

  The Company reported net income after tax of $28.5 million in Q4 2022, compared to a net loss after tax of $91.0 million in Q4 2021. The increase in earnings during Q4 2022 was due to the recognition of the Company's share of the JV's net earnings for the year (which included its 45% interest in the AGM's $63.2 million impairment reversal) and a $7.6 million impairment reversal recorded by the Company on its equity investment in the AGM JV, which were partly offset by a $22.2 million downward fair value adjustment on the Company's preference shares in the JV. In Q4 2021, the Company recognized its share of the JV's net loss, which included a $153.2 million impairment charge.

  Adjusted EBITDA1 for Q4 2022 amounted to $8.2 million, compared to $0.3 million in Q4 2021. The increase in Adjusted EBITDA1 was primarily a result of the Company's share of the JV's Adjusted EBITDA. From Q1 to Q3 2022, the Company did not recognize its share of the JV's net earnings as the recoverable amount of the Company's equity investment was estimated to be nil. Due to the reinstatement of mineral reserves by the AGM as of December 31, 2022, the Company reversed the impairments taken on its share of the JV's net earnings for the nine months ended September 30, 2022, which amounted to $8.8 million.

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  Cash provided by operating activities in Q4 2022 was $0.8 million, compared to cash utilized in operations of $2.3 million in Q4 2021. The increase in cash provided by operations was primarily due to collection of the Company's JV service fee which amounted to $2.4 million in Q4 2022.

  As at December 31, 2022, the Company had cash and cash equivalents of $56.1 million and $1.7 million in receivables, while remaining debt-free.

2023 AGM Outlook

The Company has provided preliminary guidance for 2023 based on the Independent FS, which may be adjusted in the near term as the short-term stockpile processing plan and profile of capital spend is refined and the required JV approvals are obtained. The AGM is expected to produce between 100,000-120,000 ounces at AISC1 between $1,900/oz and $1,975/oz. AISC1 is anticipated to be elevated in 2023 primarily due to waste stripping necessary to restart mining at Abore, which will benefit future years production, as well as higher expenditures on the TSF.

It is expected that $38 million of sustaining capital expenditures will be spent on the TSF Stage 7 expansion, plant infrastructure and water management in 2023. Additionally, development capital of $24 million is expected to be spent on Abore and Miradani North site establishments.

For 2023, the exploration budget at the AGM is estimated at $15 million, which includes approximately 40,000 metres of drilling, as well as ground geophysics, trenching, soil sampling and regional mapping. The 2023 exploration program is focused on targeting discoveries on underexplored greenfield areas of the AGM tenements, as well as increasing the Mineral Reserve and Mineral Resources at the known deposits.

Despite the capital-intensive year, the AGM is expected to break even in terms of cash flow, assuming production achieves the top end of guidance at prevailing metal prices. The investment in 2023 will provide a solid foundation for the next phase of the operation.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Audited Consolidated Annual Financial Statements for the years ended December 31, 2022 and 2021, which are available at www.galianogold.com and filed on SEDAR.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's and the JV's reported financial results in accordance with IFRS.

  Total Cash Costs per ounce

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the JV.  Total cash costs include the cost of production, adjusted for share-based compensation expense, by-product revenue and production royalties of 5% per ounce of gold sold.

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  All-in Sustaining Costs Per Gold Ounce and All-in Sustaining Margin

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made to and interest expense on the AGM's mining and service lease agreements per ounce of gold sold. Excluded from AISC are one-time severance charges in line with World Gold Council guidance.  All-in sustaining margin is calculated by taking the average realized gold price for a period less that period's AISC.

  EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining and service contractors for leases capitalized under IFRS 16.

  Adjusted net income (loss) and adjusted net income (loss) per common share

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per common share. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items or non-recurring items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company or the JV and its ability to generate cash flows and is an important indicator of the strength of the Company's or the JV's operations and performance of its core business.

Enquiries:

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, which is located in Ghana, West Africa, and jointly owned with Gold Fields. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

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Forward-looking statements in this news release include, but are not limited to: the operating plans for the AGM under the JV between the Company and Gold Fields; planned and future drilling programs; anticipated production and cost guidance; timing of recommencement of mining; expectations regarding capital expenditures, exploration budget and cash flow; and statements regarding the usefulness and comparability of certain non-IFRS measures. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic or any other infectious disease outbreak; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the JV and the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the JV and the Company in implementing its development strategies and achieving its business objectives; the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; risks associated with the Company ceasing its mining operations during 2023; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the JV's mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to the control of AGM cashflows and operation through a joint venture; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; risks related to information systems security threats; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this news release.

Source: Galiano Gold Inc.

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